Commission File Number:	001-14951
CUSIP Number(s):	313148 108
313148 207
313148 306
313148 801

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part II, Item 6 (Exhibits)

PART I – REGISTRANT INFORMATION

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

Full Name of Registrant
Former Name if Applicable
1999 K Street, N.W., 4th Floor

Address of Principal Executive Office (Street and Number)
Washington, D.C. 20006

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Federal Agricultural Mortgage Corporation (“Farmer Mac”) filed its Quarterly Report on Form 10-Q for the period ended September 30, 2013 (“Third Quarter Form 10-Q”) within the time period required for the periodic report on November 12, 2013 (the “Original Filing”) without including the certifications required by Rules 13a-14(a) and 15d-14(a) as exhibits to the Original Filing due to a technological error. Upon realization of this technological error, Farmer Mac filed Amendment No. 1 to the Original Filing (“Amendment 1”) later on November 12, 2013, also within the time period required for the periodic report. Amendment 1 included only the certifications required by Rules 13a-14(a) and 15d-14(a) as exhibits, and not the Third Quarter Form 10-Q in its entirety. Farmer

Mac would not have been able to refile the Third Quarter Form 10-Q in its entirety with the certifications required by Rules 13a-14(a) and 15d-14(a) as exhibits within the time period required for the periodic report on November 12, 2013 without unreasonable effort, as the refiling process would require several hours to complete and the filing deadline for the Third Quarter Form 10-Q would have already elapsed. Accordingly, Farmer Mac has filed Amendment No. 2 to the Original Filing, dated November 13, 2013 (“Amendment 2”), which contains the Third Quarter Form 10-Q in its entirety along with the certifications required by Rules 13a-14(a) and 15d-14(a) as exhibits, as a complete submission.

Except as described above, no other changes have been made to the Third Quarter Form 10-Q, as amended by Amendment 1 and Amendment 2, and Amendment 2 does not amend, update, or change the financial statements or disclosures in the Third Quarter Form 10-Q, as amended by Amendment 1.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen P. Mullery	(202)	872-5556
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE
Federal Agricultural Mortgage Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION

By:	/s/ Stephen P. Mullery
Stephen P. Mullery
Senior Vice President – General Counsel
Date: November 13, 2013